Via Facsimile and U.S. Mail
Mail Stop 6010


June 27, 2005


Mr. Gerard G. Gorman
Vice President of Finance and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, NJ  07950


Re:	Immunomedics, Inc.
	Form 10-K for the Fiscal Year Ended June 30, 2004
	Filed September 9, 2005
	File No. 000-12104

Dear Mr. Gorman:

      We have limited our review of your filing to those issues we
have addressed in our comments.     In our comments we ask you to
provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. - Management`s Discussion and Analysis of Financial
Condition
and ..., page 29

Research and Development, page 30

1. Please detail for us how the disclosures about your research and development projects are consistent with: (a) the specific disclosures that we had requested in comment #2 of our comment letter dated April 24, 2002 and (b) the specific disclosures that you had proposed in response to this comment in your letter dated May 8, 2002. Regarding (b), please provide us with the disclosures that you had proposed in conjunction with that response, but that you did not appear to include in the response submitted via EDGAR.

In addition, as you do not track expenses on the basis of each individual compound under investigation, please tell us how you manage, budget, or group the projects under development and why management does not maintain and evaluate research and development costs by project. In this regard, please provide us other quantitative or qualitative disclosure that indicates the amount of resources being used on each project.

Furthermore, please tell us the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 9A - Controls and Procedures, page 69

2. We note that your principal executive and principal financial officers concluded that your "disclosure controls and procedures were adequate and effective to ensure that material information relating to [you] was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared." Please tell us how this disclosure complies with Item 307 of Regulation S-K, as: (a) the definition of disclosure controls and procedures, in Exchange Act Rule 13a-15, would appear to encompass more than just ensuring material information was made known to them and (b) Item 307 appears to indicate that the evaluation should have been as of the end of the period covered by the Annual Report, not the period it was prepared.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Part I - Item 2. Management`s Discussion and Analysis of Financial Condition ..., page 6

Results of Operations, page 20

Nine-Month Period Ended March 31, 2005 Compared to 2004, page 21

Litigation Settlement, page 12

3. Please tell us if and when you received the undisclosed settlement amount, how you have accounted for and presented it, and whether it is material to either your liquidity, financial position, or results of operations. If the undisclosed settlement amount is material, please explain why the amount is not required to be disclosed by either Items 303(a)(1) or (3) of Regulation S-K or Financial Reporting Codification Section 501.04.

      Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
551-3652 or Oscar Young, Senior Staff Accountant, at (202) 551-
3622
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Gerard B. Gorman
Immunomedics, Inc.
June 27, 2005
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